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                                                          ALLIED LIFE LETTERHEAD

June 10, 1998

Dear Stockholder:

     We are pleased to inform you that ALLIED Life Financial Corporation has entered into an Agreement and Plan of Merger with Nationwide Mutual Insurance Company pursuant to which a wholly owned subsidiary of Nationwide has commenced a tender offer to purchase all of the outstanding shares of Common Stock of ALLIED Life Financial Corporation for $30 per share in cash. The tender offer will be followed by a merger in which the holders of any shares of Common Stock not tendered pursuant to the tender offer will receive $30 per share in cash. As a result of the merger, ALLIED Life Financial Corporation will become a wholly owned subsidiary of Nationwide.

     The Board of Directors of ALLIED Life Financial Corporation has determined that the Nationwide merger is advisable and that the terms of tender offer and the merger are fair to, and in the best interests of, ALLIED Life Financial Corporation and its stockholders, and recommends that stockholders accept the Nationwide offer and tender their shares of Common Stock pursuant to it and (if required) approve the merger agreement and the merger.

     The purchase of shares in the tender offer is subject to the satisfaction of several conditions, including, among others, the receipt of all insurance regulatory approvals necessary for Nationwide to obtain control of ALLIED Life Financial Corporation.

     Enclosed are the Nationwide Offer to Purchase dated June 10, 1998, Letter of Transmittal and other related documents. These documents set forth the terms and conditions of the tender offer. Attached is a copy of the Company's Schedule 14D-9, as filed with the Securities and Exchange Commission. The Schedule 14D-9 describes in more detail the reasons for the Board's conclusions and contains other important information relating to the tender offer. We urge you to consider this information carefully.

     The Board of Directors and the management and employees of ALLIED Life Financial Corporation thank you for your support.

                                          Sincerely,

                                          JOHN E. EVANS
                                          John E. Evans
                                          Chairman of the Board